Exhibit 99.1

Li-Cycle Receives Conditional Commitment for $375 Million Loan from the U.S. Department of Energy ATVM Program

Supports Li-Cycle’s Rochester Hub, which is expected to be the first source of recycled battery-grade lithium in North America

First support from DOE ATVM Program for a resource recovery facility and sustainable pure-play lithium-ion battery materials recycling company

Validates Li-Cycle’s sustainable Spoke & Hub Technologies™ and industry-leading position as a U.S. domestic supplier of recycled battery-grade materials to accelerate the electrification transition

Strengthens robust balance sheet and enhances financial flexibility for future network expansion

Special event (livestream) today at 11 a.m. ET at Li-Cycle’s Rochester Hub facility, with U.S. Senate Majority Leader Charles E. Schumer, Congressman Joseph Morelle, and state officials

TORONTO, Ontario (February 27, 2023) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, is pleased to announce that Li-Cycle and the U.S. Department of Energy (“DOE”) Loan Programs Office (“LPO”), through its Advanced Technology Vehicles Manufacturing (“ATVM”) program, have entered into a conditional commitment for a $375 million loan (the “Loan”).

The conditional commitment follows extensive DOE technical, market, financial and legal due diligence and marks another significant milestone endorsing Li-Cycle’s development of the first commercial hydrometallurgical resource recovery facility in North America, located near Rochester, New York (the “Rochester Hub”). This is the first conditional commitment from the DOE ATVM program for a sustainable pure-play battery materials recycling company and the program’s main support for the lithium-ion battery recycling industry.

The Rochester Hub is expected to become a significant domestic source of battery-grade materials, including lithium, nickel and cobalt, and will be the first-of-its-kind commercial facility in North America. Receiving the conditional commitment is a significant step in the lending process and reflects the DOE’s intent to finance the project; however, the Loan remains subject to documentation of long-form agreements and certain conditions will have to be satisfied prior to closing, which is currently expected to occur in calendar Q2 2023. The Loan will have a term of up to 12 years from financial close, and interest on the Loan will be the 10-year U.S. Treasury Rates from the date of each advance for the Loan.

“We are delighted to receive the first conditional commitment from the DOE LPO for a resource recovery facility, as it further supports our efforts to create a sustainable domestic supply chain of battery-grade materials in the U.S. and to grow American jobs,” said Ajay Kochhar, Li-Cycle Co-Founder, President and Chief Executive Officer. “The Rochester Hub is a cornerstone asset for Li-Cycle and its stakeholders and will be an important contributor to the clean energy economy. As a sustainable pure-play battery material recycling company, we expect the Rochester Hub will position Li-Cycle as a leading domestic producer of recycled battery-grade materials for accelerating electrification demand to address climate change and secure energy independence.”

“We would like to thank the DOE LPO team for their time, support and partnership during this process, and we look forward to our collective efforts to complete the final agreements,” commented Debbie Simpson, Li-Cycle Chief Financial Officer. “This strategic financing achieves our commitment to execute on additional funding opportunities with debt that best optimizes our capital structure. The possibility of this substantial amount of government funding at favorable terms enhances our already robust balance sheet and provides flexibility for continued expansion and future growth plans.”

“$375 million will now supercharge Li-Cycle here in Rochester, with 270 good-paying jobs, to become one of America’s largest suppliers of recycled materials for batteries. Last year, I stood alongside Li-Cycle’s powerhouse workforce and promised I would push to deliver federal funding to spark more growth, and now thanks to the investments I secured in the Inflation Reduction Act, Rochester will help power America’s drive to lead in battery technology,” said Senator Charles Schumer. “This DOE investment in Li-Cycle will reduce our reliance on China and strengthen America’s battery supply chain. And once the facility is at full steam, it is projected to be the biggest source of lithium carbonate in the United States. That means the heart of hundreds of thousands of electric vehicles, which will soon dominate our roads, will be made with battery components from right here in Rochester.”

“I am thrilled the Department of Energy has recognized the enormous potential of Li-Cycle’s Rochester Hub and is choosing to invest not just in them, but in the future of our clean energy economy,” said Congressman Joseph Morelle. “Li-Cycle is leading the way in cutting-edge technology that is strengthening our domestic supply chains while creating a more sustainable planet for all of us. I look forward to my continued work with Li-Cycle, Senator Schumer, and all of our partners to support their growth and expansion for years to come.”

Livestream Link for Special Event today at 11 a.m. ET

A livestream link for the special event at Li-Cycle’s Rochester Hub facility is available on YouTube here and available on LinkedIn here. Brief remarks will be made by U.S. Senate Majority Leader Charles E. Schumer, Congressman Joseph Morelle, state officials, and Li-Cycle leadership team members, including Li-Cycle’s co-founder and CEO, Ajay Kochhar.

U.S. Spoke & Hub Network

Li-Cycle’s Spoke & Hub business model is focused on an innovative vertically-integrated two-step lithium-ion battery recycling and resource recovery process. This supports the building of localized supply chains for battery-grade materials to accelerate the clean energy transition. The Company continues to scale its Spoke & Hub network to enable up to an overall 95% recycling efficiency rate. Li-Cycle’s Spoke & Hub Technologies™ enable the return of battery materials back to the domestic supply chain for re-use by battery manufacturers and electric vehicle and energy storage producers for a circular economy.

Spokes

The Spokes utilize the Company’s patented and environmentally friendly technology to recycle end of life battery materials and manufacturing scrap, including directly processing full electric vehicle and energy storage battery packs through a submerged shredding process without any discharging or dismantling.

Currently, Li-Cycle has four operational Spokes in North America with total processing capacity of more than 50,000 tonnes of lithium-ion battery material per year. The Spokes produce an intermediate product called black mass, which contains a number of critical metals and will be sent to the Rochester Hub for further processing into battery-grade materials.

Rochester Hub

The Rochester Hub is expected to be the first commercial hydrometallurgical resource recovery facility in North America. The Rochester Hub’s hydrometallurgical process produces no wastewater discharge, minimal solid waste streams and relatively low air emissions.

The Rochester Hub is designed to have a processing capacity of up to 35,000 tonnes of black mass per year, which is equivalent to approximately 90,000 tonnes of lithium-ion battery material or 18 gigawatt-hours (GWh) of lithium-ion batteries. Once fully operational, the Rochester Hub is expected to deliver annual production of up to 8,500 tonnes of lithium carbonate, 48,000 tonnes of nickel sulphate, and 7,500 tonnes of cobalt sulphate.

The Rochester Hub facility and its warehouse are strategically located on more than 65 acres of land at the Eastman Business Park in Rochester, New York, to leverage existing infrastructure for power and transportation, as well as a talented local workforce. The Rochester Hub is expected to create approximately 270 new permanent jobs and more than 1,000 jobs during construction.

Li-Cycle continues to achieve development milestones at the Rochester Hub and is expected to initiate commissioning in late calendar 2023. During 2022, Li-Cycle received key environmental permits for the Rochester Hub, as well as advanced detailed engineering and construction with leading organizations including Hatch Ltd., a global engineering firm, and MasTec Inc., a North America-headquartered construction company.

Rochester Hub Video

Li-Cycle recently posted a new video regarding the progress at the Rochester Hub, available here.

Transaction Advisors

Centerview Partners is serving as financial advisor to Li-Cycle, and Freshfields Bruckhaus Deringer US LLP is serving as New York legal advisor to Li-Cycle.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of battery-grade materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries, and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

Contacts

Investor Relations

Nahla A. Azmy

Sheldon D’souza

investors@li-cycle.com

Media

Louie Diaz

media@li-cycle.com

Forward-Looking Statements

Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about the expected timing of the closing of the financing and certain expected terms of the Loan; the expectation that Rochester Hub will become a significant domestic source of battery-grade materials, including lithium, nickel and cobalt and will be the first-of-its-kind commercial facility in North America; the annual input capacity and production output of the Rochester Hub; the expected timing for the initiation of commissioning of the Rochester Hub; and the expectation that the Rochester Hub will create approximately 270 new permanent jobs and more than 1,000 jobs during construction. These statements are based on various assumptions, whether or not identified in this press release, made by Li-Cycle management, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle projects; the processing capacity and production of Li-Cycle facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-Cycle’s ability to obtain financing on acceptable terms; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub and its Spoke network in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on commercially reasonable terms or at all when it needs them; Li-Cycle expects to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle being subject to the risk of litigation or regulatory proceedings; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting.

These and other risks and uncertainties related to Li-Cycle’s business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled “Item 3D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects—Key Factors Affecting Li-Cycle’s Performance” and elsewhere in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada on February 6, 2023.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable law. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessment as of any date subsequent to the date of this press release.

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